OSISKO DEVELOPMENT CORP.

Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

The following management discussion and analysis ("MD&A") of the operations and financial position of Osisko Development Corp. formerly Barolo Ventures Corp. and its subsidiaries, ("Osisko Development" or the "Company") for the three months and twelve months ended December 31, 2021 ("Q4 2021" and "YTD 2021", respectively) should be read in conjunction with the Company's audited consolidated financial statements and related notes for the year ended December 31, 2021. The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. All monetary amounts included in this report are expressed in Canadian dollars, the Company's reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward- Looking Statements" section. This MD&A is dated as of February 21, 2022, the date the Board of Directors approved the Company's audited consolidated financial statements for year ended December 31, 2021 following the recommendation of the Audit and Risk Committee.

The Company was continued as a federal corporation subject to the provisions of the Canada Business Corporations Act ("CBCA") in November 2020 and is focused on developing its cornerstone mining asset, the Cariboo Gold Project located in British Columbia, Canada. Osisko Development also owns a gold development project in Sonora, Mexico, known as the San Antonio gold project, prospective land packages in the James Bay region of Québec, Canada, Guerrero, Mexico and a portfolio of marketable securities. In conjunction with a reverse take-over and the spin-out of the mining assets and certain marketable securities from Osisko Gold Royalties Ltd ("Osisko Gold Royalties") in November 2020, the Company changed its name from Barolo Ventures Corp. ("Barolo") to Osisko Development Corp. Osisko Development's shares started trading on the TSX Venture Exchange ("TSX-V") on December 2, 2020 under the symbol "ODV".

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

Our Business

Osisko Development is focused on becoming a North American intermediate producer of precious metals, through curating development projects and investments with potential for value creation. The primary projects held by the Company as of December 31, 2021 are as follows:

• Cariboo Gold Project (Permitting - British Columbia, Canada)

• San Antonio Gold Project (Permit Amendment - Sonora, Mexico)

The Company expects 250,000 ounces per year in production from the Company's flagship Cariboo Gold Project and the San Antonio Gold Project once development is fully complete. The Cariboo Gold Project is advancing through permitting as a 4,750 tonne per day underground operation with a feasibility study on track for completion by mid 2022, with start of production in 2024. While working through final stages of the feasibility and permitting stages for its Cariboo gold project, the Company will continue producing gold at its Bonanza Ledge II Project. Similarly, while continuing with permitting activities for the San Antonio gold project, the Company will commence in 2022, the processing of the stockpile inventory at Sapuchi Minera S. R.L de C.V. ("Sapuchi Minera") and the production of gold.

On January 25, 2022, the Company entered into a definitive agreement to acquire 100% of Tintic Consolidated Metals LLC ("Tintic"), (the "Transaction"). On completion of the Transaction, the Company will acquire 100% ownership of the producing Trixie mine, as well as mineral claims covering more than 17,000 acres in Central Utah's historic Tintic Mining District. Tintic's recent discovery of an ultra-high grade structure and ongoing exploration work has demonstrated significant potential for expansion and further discovery both at the Trixie mine and the broader land package. The imminent acquisition of Tintic, further accelerates Osisko Development's path towards becoming a mid-tier gold producer and adds another opportunity for the Company to develop another project in its portfolio, with an ultra-high grade potential and a low capital intensity.

The evaluation and development of the Company's various projects is dependent on management's ability to secure additional financings in the future, refer to Liquidity and Capital Resources section below.

Highlights -2021

• In the first quarter of 2021, the Company closed a non-brokered private placement in two tranches, for gross proceeds of approximately $79.8 million and completed a bought deal brokered private placement for aggregate gross proceeds of approximately $33.6 million.

• 152,500 meters were drilled in 2021 on the Cariboo Gold Project as part of the exploration and category conversion drill program to support the ongoing feasibility study. Refer to Exploration and Evaluation / Mining Development Activities section for key results.

• The Company received the Notice of Work permit to commence development to collect an underground bulk sample at its Cariboo Gold Project.

• The Company obtained approval of amendments to Mines Act Permits M-238 and M-198 allowing for the expansion of the existing Bonanza Ledge II underground mine.

• The TSX-V approved the listing of the Company's 14,789,258 outstanding share purchase warrants under the symbol ODV.WT effective at market open on October 25, 2021. Each warrant entitles the holder thereof to acquire one common share of the Company at a price of CDN $10.00 per share at any time prior to December 1, 2023.

• Construction of the heap leach pad and Carbon-In-Column processing plant at Sapuchi Minera was completed in Q4 2021.

• Earned $7.7 million in revenues and recognized a total impairment of $54.4 million during the year ended December 31, 2021 in relation to its Bonanza Ledge II Project. Refer to Exploration and Evaluation / Mining Development Activities section.

• The Company recognized an impairment of $42.7 million in Q4 2021 on certain exploration and evaluation properties, as its focus in the near term will be on its primary assets. Refer to Exploration and Evaluation / Mining Development Activities section.

• The cash position of the Company as at December 31, 2021 was approximately $33.4 million.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

Highlights - Subsequent to the year end

• On January 25, 2022, entered into a definitive agreements to acquire 100% of Tintic for total consideration of US$177 million, of which approximately US$54 million will be paid in cash upon closing. In addition, the Company will pay to IG Tintic and Ruby Hollow (the "Vendors"): (i) US$12.5 million in deferred payments (ii) a 2% NSR royalty, with a 50% buyback right in favour of Osisko Development exercisable within 5 years; and (iii) other contingent payments, rights and obligations. Refer to Exploration and Evaluation / Mining Development Activities section.

• On February 7, 2022, the Company announced a non-brokered private placement for the "issuance of 31,500,000 units at a price of US$3.50 per unit, for total gross proceeds of up to approximately US$110.3 million. The Company may elect to increase the size of the non-brokered private placement, by issuing additional units subject to TSX-V approval. The proceeds of the non-brokered private placement will be held in escrow until certain conditions are met, among other things including the completion of the listing of the Company's common shares on the New York Stock Exchange.

Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable at a price of US$6.00 per common share for a period of 5 years from the date of closing.

• On February 9, 2022, the Company entered into an amended letter of engagement with Eight Capital (acting on behalf of a syndicate of underwriters), on a bought-deal private placement basis, to purchase 20,225,000 subscription receipts at a price of $4.45 per unit (the "Issue Price")for aggregate proceeds of $90 million (the "Offering"). Each unit will be comprised of one common share of the Company and one common share purchase warrant. Each warrant is exercisable at a price of $7.60 and expiring 60 months from closing.

The Company has granted the underwriters an option, exercisable in whole or in part up to 48 hours prior to the closing of the Offering, to purchase up to an additional aggregate amount of 3,033,750 subscription receipts and/or units at the Issue Price, for additional gross proceeds of up to $13.5 million.

The gross proceeds from the Offering, net of expenses of the underwriters and 50% of the commissions payable to the underwriters in respect of the subscription units, will be placed into escrow and will be released immediately prior to the completion of the Company's proposed acquisition of Tintic.

2020 Spin-out of Mining Assets from Osisko Gold Royalties and Creation of Osisko Development

On October 5, 2020, Osisko Gold Royalties and Barolo announced a binding letter agreement (the "Letter Agreement") outlining the terms upon which Osisko Gold Royalties would transfer certain mining properties (or securities of the entities that directly or indirectly own such mining properties), including the Cariboo Gold Project, and a portfolio of marketable securities, to Barolo in exchange for common shares of Barolo, which resulted in a "Reverse Take-Over" of Barolo (the "RTO") under the policies of the TSX-V.

As part of the RTO, Osisko Gold Royalties and Barolo entered into an engagement letter with Canaccord Genuity Corp. and National Bank Financial Inc., on behalf of a syndicate of underwriters (collectively, the "Underwriters"), pursuant to which the Underwriters agreed to sell, on a "bought deal" private placement basis, 13,350,000 subscription receipts of Osisko Subco (as defined below under the section Transaction Particulars) (the "Subscription Receipts") at a subscription price of $7.50 per Subscription Receipt for gross proceeds of $100.1 million (the "Financing"). Each Subscription Receipt entitled the holder thereof to receive, for no additional consideration and without further action on the part of the holder thereof, on or about the date that the RTO is completed, one common share of Osisko Development after giving effect to a 60:1 consolidation of the common shares of Barolo (each, a "Osisko Development Share") and one-half-of-one warrant to purchase an Osisko Development Share (each whole warrant, a "Warrant"). Each Warrant entitles the holder thereof to purchase one Osisko Development Share for $10.00 for an 18-month period following the closing of the RTO (the maturity date was subsequently extended to December 1, 2023).

The Underwriters received a cash commission equal to 5.0% of the gross proceeds of the Financing; provided that a reduced cash commission equal to 2.0% was payable to the Underwriters in respect of subscribers on the President's List.

The Financing was closed on October 29, 2020, with the gross proceeds of the Financing held in escrow until the closing of the transaction on November 25, 2020.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

Prior to the closing of the RTO transaction, Osisko Gold Royalties acquired or retained, directly or through its subsidiaries, the following royalty or stream interests in the assets transferred to Osisko Development:

- 5% net smelter return ("NSR") royalty on the Cariboo gold project and Bonanza Ledge II Project

- 15% gold and silver stream on the San Antonio gold project ("Gold and Silver Stream")

- 3.0% NSR royalty on the James Bay and Guerrero exploration properties

The Cariboo Gold and Bonanza Ledge properties 5% NSR royalty is perpetual and is secured by a guarantee on all of Barkerville Gold Mines Limited ("Barkerville") movable and immoveable assets, including Barkerville's interest in the property and mineral rights, in an amount of not less than $150 million. The security shall be first ranking, subject to permitted encumbrances.

Osisko Gold Royalties was also granted the following rights by Osisko Development and its subsidiaries: (i) a right of first refusal on all future royalties and streams to be offered by them; (ii) a right to participate in buybacks of existing royalties held by them; and (iii) other rights customary with a transaction of this nature.

Osisko Gold Royalties facilitated the acquisition of the San Antonio gold project in the state of Sonora, Mexico for US$42.0 million to provide Osisko Development with near-term production and significant upside potential. In return, Osisko Gold Royalties, through its wholly owned subsidiary Osisko Bermuda Limited ("Osisko Bermuda"), acquired a 15% precious metal stream on the San Antonio gold project. Under the terms of the stream agreement, Osisko Bermuda will purchase 15% of the payable gold and silver from the San Antonio gold project at a price equal to 15% of the gold and silver daily market price. The initial term of the stream agreement is for 40 years and can be renewed for successive 10 year periods. The stream is also secured with a first priority lien of all the shares held in Sapuchi Minera by the Company.

The exploration package and equity portfolio contributed to Osisko Development provides further optionality and exposure to highly prospective projects in mining friendly jurisdictions.

Transaction Particulars

On October 23, 2020, a definitive amalgamation agreement (the "Amalgamation Agreement") in respect of the RTO was executed among Osisko Gold Royalties, Barolo, Osisko Development Holdings Inc. ("Osisko Subco"), a wholly- owned subsidiary of Osisko Gold Royalties incorporated under the Business Corporations Act (British Columbia) (the "BCBCA"), and a wholly-owned subsidiary of Barolo ("Barolo Subco").

The Amalgamation Agreement provided for, among other things, a three-cornered amalgamation (the "Amalgamation") pursuant to which (i) Osisko Subco amalgamated with Barolo Subco under Section 269 of the BCBCA to form one corporation ("Amalco"), (ii) the security holders of Osisko Subco received securities of Osisko Development in exchange for their securities of Osisko Subco, (iii) Amalco merged into Barolo (by way of a voluntary dissolution) to form Osisko Development, and (iv) the transactions resulted in a RTO of Barolo in accordance with the policies of the TSX-V, all in the manner contemplated by, and pursuant to, the terms and conditions of the Amalgamation Agreement.

The Amalgamation Agreement was negotiated at arm's length between representatives of Osisko Gold Royalties and Barolo. As part of the RTO, Barolo: (i) changed its name to "Osisko Development Corp."; (ii) changed its stock exchange ticker symbol to "ODV"; (iii) consolidated its common shares on a 60:1 basis; (iv) adopted new by-laws and other corporate policies; adopted new security-based compensation arrangements; (vi) reconstituted the board of directors and management of Osisko Development; and continued its corporate existence under the Canada Business Corporations Act.

Pursuant to the RTO, Osisko Gold Royalties received 100,000,100 Osisko Development Shares at a deemed price of $7.50 per share, in exchange for the transfer of the contributed assets (valued at approximately $750 million) to Osisko Development.

For further information on the particulars of the RTO, please refer to the joint news release of Osisko Gold Royalties and Barolo dated October 5, 2020. The full particulars of the RTO, the contributed assets and Osisko Development are described in a Filing Statement prepared in accordance with the policies of the TSX-V. A copy of the Filing Statement is available on SEDAR (www.sedar.com) under Osisko Development's profile.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

Deemed acquisition of Barolo

The net assets of Barolo acquired were recorded at their estimated relative fair market value at the date of closing of the RTO and are summarized below:

(In thousands of dollars)
Deemed consideration paid for the deemed acquisition of Barolo	$
233,395 common shares of Osisko Development deemed issued	1,751
Transaction fees	500
2,251
Net liabilities deemed assumed
Net liabilities of Barolo	(164)
Net cost of listing	2,415
2,251

Management and Board Composition

The Board of Directors of Osisko Development includes as elected at the Company's annual general meeting on May 13, 2021: Sean Roosen (Chair); Charles E. Page (Lead Director); John Burzynski; Joanne Ferstman; Michele McCarthy; Duncan Middlemiss; and Éric Tremblay. Marina Katusa was subsequently appointed on May 26, 2021. Osisko Gold Royalties has the right to appoint nominees to the board of Osisko Development; such number of nominees will decrease if, as and when Osisko Gold Royalties decreases its ownership in Osisko Development over time.

Management of Osisko Development includes Sean Roosen (Chair and Chief Executive Officer); Chris Lodder (President); Luc Lessard (Chief Operating Officer); Alexander Dann (Chief Financial Officer & Vice President Finance); Andre Le Bel (Corporate Secretary); François Vézina (Senior Vice President, Project Development, Technical Services and Environment); Martin Ménard (VP, Engineering and Construction), Chris Pharness (Vice President, Sustainable Development); Maggie Layman (Vice President, Exploration); and a further technical team that was transferred from Osisko Gold Royalties to Osisko Development.

Uncertainty due to COVID-19

The duration and full financial effect of the COVID-19 pandemic is unpredictable at this time, as are the measures taken by governments, companies and others to attempt to address the spread and impact of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty. In the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company's valuation of its long- term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates.

As a result of the COVID-19 pandemic, the Company took action to protect its employees, contractors and the communities in which it operates.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

Exploration and Evaluation / Mining Development Activities

Cariboo Gold Project

On November 21, 2019, Osisko Gold Royalties acquired the Cariboo Gold Project located in the historical Cariboo Mining District of central British Columbia, Canada, through the acquisition of Barkerville. The project was part of the Osisko Gold Royalties contributed assets that created the Company on November 25, 2020.

Preliminary economic assessment

In September 2019, Barkerville filed an independent preliminary economic assessment ("PEA") prepared pursuant to National Instrument 43-101 for its 100% owned Cariboo Gold Project. The PEA provides a base case assessment of developing the project as an underground ramp-access mine with a gold concentration plant in Wells and gold processing in its existing upgraded Quesnel River (QR) mill, for an after-tax internal rate of return of 28%. The PEA has been superseded by the Technical Report described below.

Exploration activities and updated mineral resource estimate

A total of 152,500 meters were drilled in 2021 on the Cariboo Gold Project as part of the exploration and category conversion drill program to support the ongoing feasibility study. The drilling commenced in January 2021 and was completed in October with up to 12 diamond drill rigs utilized during the campaign. By deposit, a total of 61,000 meters were drilled at Shaft, 50,000 meters at Valley, and 30,000 meters at Lowhee and 10,000 meters at Mosquito. An additional 1,500 meters were drilled at QR. The drilling confirmed down dip extensions of mineralized vein corridors and high-grade intercepts within the current mineral resource estimate. The mineral resource estimate incorporates eight deposit areas; the Shaft and Mosquito Creek deposits on Island Mountain, Cow and Valley deposits on Cow Mountain, and Lowhee, KL, BC Vein and Bonanza Ledge deposits on Barkerville Mountain at a cut-off grade of 2.1 g/t Au ("grams per metric tonne"). The objective of the 2021 exploration and delineation program is to convert inferred resources to indicated resources to support reserves for the ongoing feasibility study and to increase overall ounces in the inferred and indicated resource categories by exploring the depth and strike potential of the known deposits.

In Q4 2021, the Company announced drilling results from the exploration and category conversion diamond drill program campaign which included assays on Mosquito and Shaft Zones (Island Mountain), Valley Zone (Cow Mountain) and Lowhee Zone (Barkerville Mountain). The drilling results are highlighted below:

HOLE ID		FROM (M)	TO (M)	LENGTH (M)	AU (G/T)	TARGET
IM-21-151		162.20	166.65	4.45	16.27	Shaft
IM-21-146		263.30	270.20	6.90	9.37	Shaft
IM-21-145		300.70	310.85	10.15	12.60	Shaft
IM-21-145	including	307.35	307.85	0.50	102.00	Shaft
IM-21-144		275.40	277.05	1.65	31.07	Shaft
IM-21-144		344.75	348.30	3.55	19.35	Shaft
IM-21-141		231.25	237.00	5.75	12.18	Shaft
IM-21-140		411.30	422.00	10.70	5.61	Shaft
IM-21-140	including	414.10	415.50	1.40	40.20	Shaft
IM-21-128		49.00	54.00	5.00	19.43	Shaft
IM-21-126		425.90	434.70	8.80	8.90	Shaft
IM-21-126		580.90	585.00	4.10	15.99	Shaft
IM-21-125		384.25	390.20	5.95	10.54	Shaft
IM-21-109		143.50	149.30	5.80	21.33	Shaft
IM-21-109	including	148.35	149.30	0.95	117.00	Shaft
IM-21-097		178.00	184.30	6.30	8.27	Shaft
IM-21-097		395.30	397.55	2.25	35.68	Valley
IM-21-097	Including	397.05	397.55	0.50	155.50	Valley
IM-21-093		402.20	408.00	5.80	9.85	Shaft
IM-21-090		200.60	203.00	2.40	48.10	Shaft

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

IM-21-090	Including	201.50	202.40	0.90	117.00	Shaft
IM-21-090		464.75	477.00	12.25	5.50	Valley
IM-21-089		31.20	37.75	6.55	20.40	Shaft
IM-21-089	Including	31.20	31.80	0.60	92.30	Shaft
IM-21-088		209.60	213.00	3.40	15.48	Mosquito
CM-21-058		124.60	130.35	5.75	11.12	Valley
CM-21-056		159.70	163.20	3.50	27.24	Valley
CM-21-056	Including	160.25	161.45	1.20	74.10	Valley
CM-21-055		218.85	219.40	0.55	93.60	Valley
CM-21-051		255.25	259.35	4.10	28.45	Valley
CM-21-045		160.30	164.15	3.85	19.95	Valley
CM-21-045		241.00	247.20	6.20	12.12	Valley
CM-21-045	Including	241.55	242.25	0.70	93.30	Valley
CM-21-044		293.00	303.45	10.45	15.87	Valley
CM-21-044	Including	299.80	300.55	0.75	66.20	Valley
CM-21-044	Including	301.40	302.05	0.65	81.90	Valley
CM-21-044	and	302.65	303.45	0.80	62.30	Valley
CM-21-043		329.75	337.05	7.30	11.99	Valley
CM-21-043		481.20	493.90	12.70	7.09	Valley
CM-21-042		249.40	257.50	8.10	7.98	Valley
CM-21-041		244.80	245.30	0.50	112.5	Valley
CM-21-041		292.05	303.40	11.35	7.38	Valley
CM-21-041		308.80	309.75	0.95	115.5	Valley
CM-21-039		119.10	137.00	17.90	6.51	Valley
CM-21-038		293.95	296.55	2.60	19.37	Valley
CM-21-038		329.80	341.20	11.40	13.32	Valley
CM-21-038	including	337.70	339.00	1.30	47.4	Valley
CM-21-035		99.20	102.10	2.90	17.6	Valley
CM-21-034		153.20	154.30	1.10	84.1	Valley
CM-21-033		109.00	113.50	4.50	16.63	Valley
CM-21-033	including	110.15	110.65	0.50	100	Valley
CM-21-031		33.95	35.00	1.05	63.9	Valley
BM-21-049		198.80	214.00	15.20	19.03	Lowhee
BM-21-049	Including	204.85	205.35	0.50	482.00	Lowhee
BM-21-047		121.00	128.75	7.75	158.40	Lowhee
BM-21-047	Including	124.40	124.90	0.50	2420.00	Lowhee
BM-21-046		193.85	201.00	7.15	16.46	Lowhee
BM-21-046	Including	197.45	198.45	1.00	103.50	Lowhee
BM-21-039		253.10	253.60	0.50	157.50	Lowhee
BM-21-037		151.95	161.00	9.05	6.77	Lowhee

Further details on the exploration drilling results, can be viewed in the Company's press releases filed on SEDAR (www.sedar.com) dated April 12, 2021, May 19, 2021, June 15, 2021, June 24, 2021, June 29, 2021, July 6, 2021, July 21, 2021, August 11, 2021, August 25, 2021, October 5, 2021, October 19, 2021, October 26, 2021, November 11, 2021, November 24, 2021, December 7, 2021 and January 12, 2022.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

In October 2020, Osisko Gold Royalties announced an updated mineral resource estimate for the Cariboo Gold Project of 3.2 million ounces of gold (21.4 million tonnes grading 4.6 g/t Au) in the measured and indicated resource category, and 2.7 million ounces of gold (21.6 million tonnes grading 3.9 g/t Au) in the inferred resource category. Resource grades have some built-in dilution integrated through the process of modelling of "vein corridors" as opposed to individual veins, which, individually have gold grades that are commonly higher than 8.0 g/t Au. Metallurgical testing has shown that the mineralization can be effectively upgraded by flotation and x-ray transmission ore-sorting, owing to the strong association of gold with pyrite. The concentrates can then be processed at the wholly-owned QR mill.

The mineral resource estimate is built upon nearly 500,000 meters of core from the 2015 to 2019 drill campaigns, and historically verified drill data using a total of 2,218 drill holes. A strong understanding of the controls of mineralization enabled Osisko Development's technical team to construct a mineral resource estimate constrained by lithology, alteration, structure and mineralization.

Cariboo Gold Project Mineral Resource Estimate at 2.1 g/t Au cut-off

Category	Deposit	Tonnes ('000)	Grade (Au g/t)	Ounces ('000)
Measured	Bonanza Ledge	240	5.10	39
Indicated	Bonanza Ledge	86	3.88	11
	BC Vein	1,192	4.68	179
	KL	393	3.32	42
	Lowhee	381	3.72	46
	Mosquito	783	5.95	150
	Shaft	10,889	4.70	1,644
	Valley	1,744	4.49	251
	Cow	5,734	4.55	838
Total Indicated Resources		21,202	4.64	3,161
Inferred	BC Vein	472	3.94	60
	KL	1,926	2.93	181
	Lowhee	1,032	3.16	105
	Mosquito	1,348	4.79	208
	Shaft	7,913	4.25	1,081
	Valley	5,683	3.95	722
	Cow	3,276	3.45	364
Total Measured and Indicated Resources		21,442	4.64	3,200
Total Inferred Resources		21,650	3.91	2,721

Mineral Resource Estimate notes:

1. The independent and qualified persons for the mineral resource estimates, as defined by NI 43-101, are Christine Beausoleil, P.Geo., and Carl Pelletier, P.Geo. (InnovExplo Inc.). The effective date of the mineral resource estimate is October 5, 2020.

2. These mineral resources are not mineral reserves as they do not have demonstrated economic viability.

3. The mineral resource estimate follows CIM Definition Standards.

4. A total of 334 vein zones were modelled for the Cow Mountain (Cow and Valley), Island Mountain (Shaft and Mosquito), Barkerville Mountain (BC Vein, KL, and Lowhee) deposits and one (1) gold zone for Bonanza Ledge. A minimum true thickness of 2.0 m was applied, using the grade of the adjacent material when assayed or a value of zero when not assayed.

5. The estimate is reported for a potential underground scenario at cut-off grade of 2.1 g/t Au. The cut-off grades were calculated using a gold price of US$1,350 per ounce.

The vein corridors comprising the Cariboo gold resource estimate are modelled to an average depth of 350 meters and exploration drilling has intersected mineralization at depths below 700 meters from surface. The Company will continue with the systematic exploration to further define and expand the known zones and develop greenfield targets on the remaining land package. The Company intends to drill from the underground infrastructure once permitting and construction of an exploration drift is complete. The robust 3D litho-structural model that defines the controls of mineralization allows the exploration team to define additional mineral resources much more efficiently, with a high hit rate (80% of the drill holes intersect potentially economic mineralization), lowering the cost per discoverable ounce. This model can be applied to the remaining 65 kilometers of strike.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

For more information, refer to Barkerville Gold Mines NI 43-101 Technical Report entitled "NI 43-101 Technical Report and Mineral Resource Estimate for the Cariboo Gold Project, British Columbia, Canada" (the "Technical Report") filed on SEDAR (www.sedar.com) on November 17, 2020 under Osisko Gold Royalties' profile.

Permitting and Environmental Assessment ("EA") Process

On October 27, 2021 the Province of British Columbia, Lhtako Dené First Nation and the Company announced the approval of amendments to Mines Act Permits M-238 and M-198 allowing for the expansion of the existing Bonanza Ledge II underground mine. These amendments support the ongoing employment of 127 workers at the mine. The expansion of the Bonanza Ledge II Project allows for continuity of certain mining activities while the Cariboo Gold Project environmental assessment proceeds. The permitting process is still on schedule with granting of the permits anticipated by September 2022.

Osisko Development started an Environmental Assessment Process in spring of 2019 for the Cariboo Gold Project located in British Colombia. The project as completed several milestones to obtaining the EA Certificate planned in Q4 2022. The following is a summary of the steps completed and to be completed to obtain the EA Certificate that will grant the Company the right to apply for the permit of the Cariboo Gold Project

The following is summary of steps towards EA certification in September 2022

✓ Early Engagement - Completed, initial project description and summary of engagement

✓ EA Readiness Decision - Completed, detailed project description, received notice of consent

✓ Processing planning - Completed

✓ Application Development & Review - Application submitted and under review

□ Effects of Assessment

□ Recommendation

□ Decision

□ Post Certificate

*CGP refers to the Cariboo Gold Project.

*EAO refers to Environmental Assessment Office

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

Ore Sorting Technology and Advanced Mining Equipment

Osisko Development commissioned TOMRA in the last quarter of 2020 to complete ore sorting tests using a XRT sensor (x-ray transmission) on a sample of approximately 2,200kg of ore coming from the Cariboo Gold project. After screening to remove the fine particles (size less than 10mm), approximately 1,800kg of sample, corresponding to medium grade mineralized material typically encountered around high grade veins and replacements, was tested by the Tomra Sorter. In April 2021, the Company announced positive results of the recent test work aimed at confirming the use of ore sorting to improve the processed grade of mineral resources at the Cariboo Gold Project. Details on the results of the test work can be viewed in the Company's press release dated April 22, 2021. In Q4 2021, the Company completed the mechanical installation of the Steinert Ore Sorter. Following the electrical installation to be done in February 2022, commissioning is expected to be completed by the beginning of Q2 2022.

In Q4 2020, the Company leased a MT720 Roadheader for 12 months, which was used for testing purposes in the first half of 2021 at the Bonanza Ledge II Project. The Roadheader was re-purposed in the second half of 2021 to build the Cow Mountain Portal. Currently it is held in containment inside the portal along with winter protection awaiting the start of the development of the Lowhee underground exploration ramp. The Cow exploration ramp will gain access to a 10,000 tonne bulk sample that was permitted in 2021 under a mineral exploration (MX) permit MX-4-561. Underground development with the Roadheader is required to reach the bulk sample location and ore is expected to be processed in Q4 2022. Underground exploration will also take place as part of this work. Benefits expected to be realized from the Roadheader include, safer development for operators, reduced overbreak, faster development rate, improved integrity of the Cariboo Gold ground and better drift profile and improved ground conditions. The leased MT720 Roadheader was purchased in Q1 2022. Two additional Roadheaders (MH621) have also been ordered from Sandvik Canada in Q4 2021, which are expected to arrive on site in Q4 2022 and the first half of 2023.

Bonanza Ledge II Project

In March 2021, processing of ore commenced at the Bonanza Ledge II Project, generating $7.7 million in revenues for the year ended December 31, 2021. The Company recognized an impairment on its Bonanza Ledge II Project of $58.4 million during the year ended December 31, 2021, triggered by continuing operational challenges leading to lower production and revenues than originally planned. The recoverable amount was assessed at $nil as of September 30, 2021 under the value-in-use using cash-flows approach. Significant judgement was involved in the assumptions used in the model, which includes but is not limited to gold price, average grade per tonne, and mining and milling recovery rates.

The Bonanza Ledge II Project is a small scale and short life project, which allows the Company to facilitate (i) opportunities for managing historical reclamation obligations inherited by the Company, (ii) hands on training and commissioning of the Company's mining and processing complex for the Cariboo Gold Project and (iii) maintain the economic and social benefits for the First Nations partners and communities. As such, in the fourth quarter the Company continued with its operations at the Bonanza Ledge II Project. Operating costs of $12.0 million, not attributable to the sales of refined precious metals sold during the year, have been recognized in other operating costs in the consolidated statement of loss.

2022 Objectives

Regional Greenfield Exploration is planned for Q2 and Q3 2022 to continue the geochemical sampling and geological mapping of the Quesnel Terrane properties with focus on the Cayenne Property and the area between Burns and Yanks, known as the Yanks-Lightning Trend.

The Company started mining operations at its Bonanza Ledge II Project in the first quarter of 2021 as it was granted in Q1 2021 a notice of departure from the Ministry of Energy, Mines and Low Carbon Innovation of British Columbia. The Company announced on October 27, 2021 receipt of the final permits for the Bonanza Ledge II mine and QR mill. The Cow Mountain Underground Bulk Sample Permit was received in July 2021. The underground portal was completed in Q4 2021 and the Company anticipates commencing the bulk sample activities in the new year. The Company will be collecting the bulk sample from the Lowhee Deposit. The Company is on track to completing a Feasibility study in the first half of 2022.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

San Antonio Gold Project

In 2020, Osisko Gold Royalties acquired Sapuchi Minera S. R.L de C.V. ("Sapuchi Minera") which holds the San Antonio gold project in Sonora, Mexico for US$42 million. An amount of US$30.0 million was paid in cash by Osisko Gold Royalties and the remaining US$12.0 million was paid through the issuance of common shares of Osisko Gold Royalties. A total of 1,011,374 Osisko Gold Royalties common shares were issued and valued at $15.8 million, based on the closing price of the common shares at the date of the transaction. The consideration paid by Osisko Gold Royalties was considered as an equity contribution in the Company. Transaction costs amounted to $5.9 million. The San Antonio gold project was subsequently transferred to Osisko Development as part of the RTO transaction.

In accordance with IFRS 3 Business Combinations, the transaction has been recorded as an acquisition of assets as the acquired assets and assumed liabilities did not meet the definition of a business.

The total purchase price of $68.1 million was allocated to the assets acquired and the liabilities assumed based on the relative fair value at the closing date of the transaction. All financial assets acquired and financial liabilities assumed were recorded at fair value.

The purchase price was calculated as follows:

(In thousands of dollars)
Consideration paid	$
Issuance of 1,011,374 Osisko Gold Royalties common shares	15,846
Cash consideration paid by Osisko Gold Royalties	40,015
Value-added tax paid on acquisition of assets	6,328
Osisko Gold Royalties' transaction costs	5,865
68,054

Net assets acquired	$
Inventories	7,899
Inventories - non-current (1)	16,129
Other non-current assets	6,328
Mining interests and plant and equipment	58,368
Accounts payable and accrued liabilities	(11,369)
Provision and other liabilities	(9,301)
68,054

(1) The inventory balance associated with the ore that is not expected to be processed within 12 months of the acquisition date was classified as non-current and is recorded in the other assets line item on the consolidated balance sheets.

The San Antonio gold project is a past-producing oxide copper mine. In 2020, following the acquisition, the Company concentrated its efforts in obtaining the required permits and amendments to the permits to perform its activities. The Company has filed preventive reports for the processing of the gold stockpile on site and for a 15,000-meter drilling program for the Sapuchi, Golfo de Oro and California zones.

In 2021, Sapuchi Minera focused on various activities that pertain to permitting, local community relations, exploration drilling and preparations towards the processing of the ore stockpile on site.

Permitting

The Company continued the various permitting activities started in 2020. These activities consist of obtaining the permits for the MIA and the change of Use of Land while continuing the work required to complete the environmental baseline study. Applications were submitted for four new mining claims, Sapuchi E-82/40881, Sapuchi 2 E-82/40882, Sapuchi 3 E-82/40883, Sapuchi 4 E-82/40888.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

Exploration Program

A 2 phase 45,000-meter drilling campaign was initiated during Q2 2021. The objective of the drill program was to conduct exploration and resource drilling at a spacing of 25 meters and historic drilling validation for the three main target areas; Sapuchi, California and Golfo de Oro. A total of 27,900 meters were drilled in 177 holes in 2021, representing 62% of the budgeted drill plan. The Company expects exploration potential to expand both oxide and sulphide resources as recent metallurgical testing has shown that the sulphide resources are amenable to heap leaching.

Stockpile

By the end of 2021, construction of the sodium cyanide heap leach pad ("heap leach pad") was complete. As of December 31, 2021, 47,180 tonnes were crushed and placed on the heap leach pads.

Installation of the carbon-in-column processing plant and installation of related equipment was completed in the Q4-2021 and commissioning was completed in January 2022. The Company is on track to have loaded carbon available to be shipped and realize its first gold sales in the first half of 2022.

The stockpile inventory was revalued at its net recoverable amount, resulting in an impairment of $5.8 million in Q4 2021 and a total impairment of $21.2 million for the twelve months ended December 31, 2021.

2022 Objectives

Sapuchi Minera will continue to focus its efforts on stockpile processing and continuing to advance its current permit applications. With the completion of the 2021 drill program, the Company intends to publish a resource estimate for the project in Q1 2022.

Prospective Tintic Project

Pursuant to the terms of the Transaction, Osisko Development will acquire 100% of Tintic through the purchase of: (i) IG Tintic's direct 75% ownership in Tintic; and (ii) all issued and outstanding stock of Chief Consolidated Mining Company ("Chief"), ("Chief Stock") from Ruby Hollow and other stockholders of Chief. Immediately following the closing of the Transaction, Chief will complete a merger with a newly-formed subsidiary of the Company (the "Merger"), such that, following completion of the Merger, Chief will be wholly owned by the Company. At closing, Osisko Development will make payments to the Vendors in the aggregate amount of approximately US$177 million (the "Closing Payments"), comprised of: (i) cash payments of approximately US$54 million, and (ii) the issuance of 35,099,611 common shares of the Company (the "Shares") for an aggregate value of approximately US$123 million.

A number of Tintic shareholders representing approximately 32.5% of the total ownership have entered into 12-month lock-up agreements, which provide that: (i) 33% of the Shares will be freely tradeable on the four-month anniversary of the Closing date of the Transaction (the "Closing Date"); (ii) an additional 33% of the Shares will be freely tradeable on the eight-month anniversary of the Closing Date; and (iii) the remaining 34% of the Shares will be freely tradeable on the first year anniversary of the Closing Date.

In addition to the Closing Payments, the Company will pay the vendors: (i) deferred payments of US$12.5 million payable in equal instalments annually over five years in cash or Shares at Osisko Development's election; (ii) two 1% NSR royalty grants, each with a 50% buyback right in favour of Osisko Development for US$7.5 million which is exercisable within 5 years; (iii) a right to receive the financial equivalent of 10% of the net smelter returns from stockpiled ore extracted from Trixie since January 1, 2018 and sitting on surface; (iv) the set-off of a US$5 million loan owed to Osisko Development; and (v) US$10 million contingent upon commencement of production at the Burgin Mine.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

The Company, through a wholly-owned subsidiary, has entered into a non-binding metals stream term sheet ("Stream") with a wholly-owned subsidiary of Osisko Gold Royalties Limited. The proceeds from the Stream will be used to fund a portion of the cash consideration payable on closing of the Transaction. The key terms of the Stream include:

• An upfront cash payment totaling at least US$20 million and up to US$40 million.

• In the event that the full amount of US$40 million is drawn, the Company will deliver a maximum of 5% of all metals produced from the Tintic property up to a maximum of 53,400 ounces of refined gold (the "Threshold Stream"). Thereafter, the Company will deliver 4.0% of all metals produced (the "Tail Stream").

• If the Company elects to draw less than US$40 million, the Threshold Stream and Tail Stream shall be reduced on a pro rata basis.

• The Company will receive ongoing payments for refined metal delivered in conjunction with the Stream equal to 25% of the spot prices.

• The Stream is anticipated to close concurrently with the close of the Transaction.

The Transaction is also subject to normal course regulatory approvals and the satisfaction of customary closing conditions, including the execution of ancillary agreements and acceptance of the TSX-V. The IG Tintic and Chief transactions are inter-conditional, meaning that closing of each transaction will happen simultaneously and one cannot close without the other. Subject to the satisfaction of these conditions, Osisko Development expects the Transaction to close in Q2 2022.

Please refer to the press release dated January 25, 2022.

2022 Objectives

It is expected that the production from the Trixie Mine will complement the near and medium-term development plans for the Cariboo and San Antonio projects. In the near term, the Company is proposing technical work at Trixie Mine with the objective that it will justify further development, targeting an increase in production from approximately 20 koz Au per annum to approximately 100 koz Au per annum by 2024 through a low-capital expenditure expansion.

Other Exploration Properties

James Bay area properties

In 2016, Osisko Gold Royalties entered into earn-in agreements with Osisko Mining Inc. ("Osisko Mining") in regards to the James Bay properties. On July 5, 2019, Osisko Mining completed a spinout transaction, which resulted in, among other things, Osisko Mining transferring certain assets to O3 Mining Inc., including properties under earn-in agreements with Osisko Gold Royalties.

In October 2020, Osisko Gold Royalties announced the spin-out of its mining assets, including the properties in the James Bay area, to Osisko Development. As part of the transaction, the earn-in agreements between Osisko Gold Royalties and O3 Mining Inc. were terminated and therefore, Osisko Development has now control over the properties for their exploration and development activities. Osisko Development intends to review each property to maximize their potential value. Please refer to the section Spin-out of Mining Assets from Osisko Gold Royalties and Creation of Osisko Development of this MD&A for more details.

As at December 31, 2021, the net book value of the properties were impaired to $nil ($30.9 million as at December 31 2020), as the Company will be focusing on its development projects in the near term.

Coulon zinc project

The Coulon zinc project is located 15 kilometres north of the Fontanges Airport in northern Québec. It is close to a hydroelectric dam and the project can be accessed year-round via the Trans-Taïga road. In 2009, a NI 43-101 Technical Report and Resource Estimate was filed. Indicated resources were estimated at 3,675,000 tonnes grading on average 3.61% Zn, 1.27% Cu, 0.40% Pb, 37.2 g/t Ag et 0.25 g/t Au and inferred resources were estimated at 10,058,000 tonnes grading on average 3.92% Zn, 1.33% Cu, 0.19% Pb, 34.5 g/t Ag et 0.18 g/t Au.

The Coulon zinc project has been impaired to a net book value of $nil as at December 31, 2021 ($9.8 million as at December 31 2020), as the Company will be focusing on its development stage projects in the near term.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

Equity Investments

The Company's assets include a portfolio of shares, mainly of Canadian publicly traded exploration and development mining companies. The Company may, from time to time and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

During the twelve months ended December 31, 2021, the Company acquired equity investments through private placements and warrants exercises resulting in a total cash outlay of $11.6 million (includes $6.4 of convertible debt) and divested of investments generating gross proceeds of $43.1 million and realized losses of $7.7 million.

Fair value of marketable securities

The following table presents the carrying value and fair value of the remaining investments in marketable securities (excluding warrants and convertible debt) as at December 31, 2021 and December 31, 2020 (in thousands of dollars):

	December 31, 2021		December 31, 2020
Investments
	Carrying	Fair value(ii)	Carrying	Fair
	value(i)		value(i)	value(ii)
	$	$	$	$
Associates	12,964	44,820	9,636	20,951
Other	42,564	42,564	98,616	98,616
	55,528	87,384	108,252	119,567

(i) The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for the other investments, as per IFRS 9, Financial Instruments.

(ii) The fair value corresponds to the quoted price of the investments on a recognized stock exchange for the respective period.

Main Investments

The following table presents the main investments of the Company in marketable securities as at December 31, 2021:

	Number of
Company	Shares Held	Ownership
		%
Falco Resources Limited (associate)	46,885,240	17.3

Falco Resources Limited ("Falco")

Falco's main asset is the Horne 5 gold project, for which the summarized results of an updated feasibility study were released on March 24, 2021. For more information, refer to Falco's press release dated March 24, 2021 entitled: "Updated Feasibility Study Confirms Significant Value of the Horne 5 Project" and filed on www.sedar.com.

In June 2021, Falco entered into an agreement in principle with Glencore Canada Corporation establishing the framework of the terms and conditions (the "Agreement in Principle") pursuant to which the parties will enter into the Principal Operating License and Indemnity Agreement (the "OLIA") in order to enable Falco to develop and operate its Horne 5 project. The Agreement in Principle outlines the terms to be included in the OLIA which will establish the framework to govern Falco's development and operation of its Horne 5 project. For more information, refer to Falco's press release dated June 28, 2021 entitled "Falco Enters into an Agreement in Principle with Glencore Regarding Horne 5 Development and Operating License", filed on www.sedar.com.

Falco also entered into an option agreement granting Falco the sole and exclusive right to acquire an undivided one hundred percent ownership interest in the Norbec and Millenbach sites located in the vicinity of the City of Rouyn-Noranda. The properties will serve as the tailings management facilities and are located at a former tailings facility (the old Norbec Mine), which has already been impacted by historical mining activities and is situated approximately 11 kilometres from the Horne 5 project's mining complex site. The use of this previously impacted site is consistent with Falco's environmental, social and governance strategies. For more information, refer to Falco's press release dated June 30, 2021 entitled "Falco

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

Enters into an Option Agreement with First Quantum for its Future Tailings Management Facility Site", filed on www.sedar.com.

As at December 31, 2021, the Company holds 46,885,240 common shares representing a 17.3% interest in Falco (18.2% as at December 31, 2020). The Company concluded that it exercises significant influence over Falco and accounts for its investment using the equity method.

Sustainability Activities

The Company views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.

The Company focuses on the following key areas:

> Promoting the mining industry and its benefits to society;

> Maintaining strong relationships with the Federal, Provincial, Municipal and First Nations governments where the Company has activities and projects;

> Supporting the economic development of regions where it operates;

> Promoting diversity throughout the organization and the mining industry; and

> Encouraging investee companies and our contractors to adhere to the same areas of focus in sustainability.

The following are a few highlights from each of our operating sites:

Barkerville

◾ Installation of a water treatment plant to treat contact water and effluent completed;

◾ Historic 300,000 tonne PAG pile remediation in progress;

◾ Open and transparent dialogue with the Ministry Of Energy and Mines and The Ministry of the Environment to ensure positive relations;

◾ Reclamation work started on the Mosquito Creek old mine site;

◾ Positive relationship with Lhtako Dené Nation since 2015. Agreements include engagement protocol (signed in 2016), relationship agreements (2016) and life of project agreement (2020);

◾ Positive relationship with Xatsull First Nation and with Williams Lake Indian Band since 2016 and 2017 respectively;

◾ Funding provided to local organizations within the Wells and Barkerville communities to support various initiatives;

◾ The Company in collaboration with Lhtako Dené Nation, Federal Fisheries and Forest, Land and Natural Resource Operations, initiated the Bowron River Salmon Enhancement Project; and

◾ The Company in collaboration with Lhtako Dené Nation, Federal and Provincial Government, Towns of Barkerville and Bowron, initiated the Wells Gray Southern Mountain Caribou Project.

Sapuchi Minera

◾ Reached a long-term agreement with Eijdo San Antonio, one of the primary impacted local communities:

◾ Commencement of the Environmental Impact Manifest (or Manifestacion de Impacto Ambiental or "MIA"); and

◾ An environmental baseline study was completed.

Financings

The Company has raised gross proceeds of approximately $253.7 million since its going public transaction. The following summarizes each of the financing events:

On March 18, 2021, the Company announced the completion of a bought deal brokered private placement for aggregate gross proceeds of approximately $33.6 million which included partial exercise of the underwriters option and consisting of;

(i) 2,055,742 flow-through ("FT") Share at a price of $9.05 per FT Share and (ii) 1,334,500 Charity FT Share at a price of $11.24 per Charity FT Share. The gross proceeds will be used by the Company to incur eligible Canadian exploration expenses that will qualify as flow-through mining expenditures as such terms are defined in the Income Tax Act (Canada) related to the Cariboo Gold Project and other exploration assets of the Company located in British Columbia.

On February 5, 2021, the Company closed the second and final tranche of the non-brokered private placement for 1,515,731 units for gross proceeds of $11.2 million. Each unit consists of one common share of the Company and one- half of one common share purchase warrant of the Company, which each whole warrant entitling the holder to acquire one common share of the Company at a price of $10.00 per share on or prior to December 1, 2023;

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

On January 8, 2021, the Company closed the first tranche of a non-brokered private placement of 9,346,464 units for gross proceeds of $68.6 million. Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company, which each whole warrant entitling the holder to acquire one common share of the Company at a price of $10.00 per share on or prior to December 1, 2023.

On December 30, 2020, the Company closed a bought deal Private Placement of 5,367,050 units of the Company at a price of $7.50 per units for gross proceeds of $40.2 million. Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company, which each whole warrant entitling the holder to acquire one common share of the Company at a price of $10.00 per share on or prior to December 1, 2023. Fees were paid by the Company to the underwriters and other issuance costs were paid by the Company in connection with the December 2020 bought deal Private Placement. The proceeds of the December 2020 bought deal Private Placement are to be used to further develop the Cariboo Gold Project, advance the San Antonio gold project towards production and for general corporate purposes.

On October 29, 2020, prior to the closing of the RTO, the Company closed an initial bought deal Private Placement of 13,350,000 units of the Company at a price of $7.50 per Common Share for gross proceeds of $100.1 million. Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company, which each whole warrant entitling the holder to acquire one common share of the Company at a price of $10.00 per share on or prior to December 1, 2023. Fees were paid by the Company to the underwriters and other issuance costs were paid by the Company in connection with the October 2020 bought deal Private Placement. The proceeds of the October 2020 bought deal Private Placement are to be used to further develop the Cariboo Gold Project, advance the San Antonio gold project towards production and for general corporate purposes.

Summary of Use of Proceeds from financings

As at December 31, 2021 (in millions of dollars)

	Prior	Actual
Description	Disclosure	Spent	Remaining
March 18, 2021	$33.6	$29.7	$3.9
Cariboo Gold project, eligible flow-through expenditures

February 5, 2021	$11.2	$11.2	Nil
Cariboo Gold project, San Antonio gold project and G&A

January 8, 2021	$68.6	$68.6	Nil
Cariboo Gold project, San Antonio gold project and G&A

December 30, 2020	$40.2	$40.2	Nil
Cariboo Gold project, San Antonio gold project and G&A

October 29, 2020	$100.1	$100.1	$Nil
Cariboo Gold project, San Antonio gold project and G&A

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

Selected Financial Information

(In thousands of dollars, except figures for ounces and amounts per ounce and per share) (1)

	Three months ended		Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2021	2020[3]	2021	2020[3]
	$	$	$	$

Revenues	2,980	-	7,661	-
Cost of sales	(2,980)	-	(7,661)	-
Operating loss	(66,515)	(4,873)	(157,365)	(8,301)
Net loss	(56,453)	(7,771)	(133,302)	8,072)
Basic and diluted net loss per share (2)	(0.42)	0.07	(1.01)	0.07
Cash flows used in operating activities	(22,349)	(1,465)	(41,414)	(5,984)
Cash flows used in investing activities	(18,655)	(24,181)	(156,982)	(61,968)
Cash flows provided by financing activities	2,431	219,662	34,738	257,615
Weighted average shares outstanding
Basic and diluted (2) (3)	133,203,232	113,732,580	132,133,613	113,732,580

	December 31,	December 31,	December 31,
As at,	2021	2020	2019
		$	$
Total assets	703,124	802,144	397,257
Total Liabilities	(118,922)	(102,578)	(42,243)

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) As a result of the net loss in each period, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share.

(3) The information for periods and as at date prior to November 25, 2020 is presented on a carve-out basis.

Results of Operations

Three months ended December 31, 2021 and 2020

• Operating loss of $66.5 million, compared to $ 4.9 million in Q4 2020;

• Net loss of $56.4 million, compared to $7.8 million in Q4 2020.

• Net cash flows used in operating activities of $22.3 million compared to $1.5 million in Q4 2020;

• Investments in mining interests, exploration and evaluation and plant and equipment of $38.4 million compared to $24 million in Q4 2020.

In Q4 2021, the Company incurred an operating loss of $66.5 million compared to $4.9 million in Q4 2020. This increase is due to an impairment of the assets of $47.8 million, of which $5.8 million related to the revaluation of Sapuchi Minera's stockpile inventory and $42 million related to certain exploration and evaluation properties, including the James Bay properties and the Coulon zinc project in Canada. The Company has determined that further exploration and evaluation expenditures are no longer planned in the near term on these properties and that the carrying amount of these assets are unlikely to be recovered from a sale of the project at the current time. As a result, these properties were written down to zero on December 31, 2021.The remaining loss is due to ramp up of activities at Barkerville and Sapuchi Minera.

In Q4 2021, the Company incurred a net loss of $56.4 million in 2021 compared to $7.8 million in 2020. The increase in net loss is primarily due to the reasons noted above.

The net cash flows used in operating activities in the fourth quarter of 2021 amounted to $22.3 million compared to $1.5 million in the fourth quarter of 2020, mainly as a result of cash used in the operating activities at its Bonanza Ledge II Project.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

Investments in mining interest, exploration and evaluation, and property, plant and equipment for Q4 2021 amounted to $38.4 million compared to $24 million for Q4 2020. The increase in 2021 is due to the ramp up of exploration and development activities related to Barkerville's Bonanza Ledge II and Cariboo Gold Projects and Sapuchi Minera's Oxide Stockpile and San Antonio Projects.

Twelve months ended December 31, 2021 and 2020

• Operating loss of $157.3 million, compared to $8.3 million in 2020;

• Net loss of $133.3 million, compared to $8.1 million in 2020.

• Net cash flows used in operating activities of $41.4 million compared to $6.0 million in 2020.

• Investments in mining interests, exploration and evaluation and plant and equipment of $188.2 million compared to $66.5 million in Q4 2020;

• Gross proceeds from private placements of common shares and warrants of approximately $39.8 million.

In YTD 2021, the Company incurred an operating loss of $157.3 million compared to $8.3 million in YTD 2020 and a net loss of $133.3 million compared to $8.1 million in YTD 2020. In both cases, the increase in losses is primarily due to asset impairments totalling$122 million and increased general and administrative expenditures of $27.6 million as the newly formed Company continues to scale its operating and administrative functions.

The net cash flows used in operating activities in YTD 2021 amounted to $41.4 million compared to $6.0 million in YTD 2020, mainly as a result of cash used in the production of gold from Bonanza Ledge II Project and changes in non-cash working capital items of $19.6 million compared to $4.4 million in 2020. This change in non-cash working capital items was driven by a decrease in accounts receivable of $0.5 million, and increase in inventory of $13 million, other current assets of $4.8 million and accounts payable of $2.3 million.

Investments in mining interest, exploration and evaluation, and property, plant and equipment in YTD 2021 amounted to $188.2 million compared to $66.7 million in YTD 2020. The increase is related to the ramp up in exploration and development activities related to Barkerville's Bonanza Ledge II and Cariboo Gold Projects and Sapuchi Minera's Stockpile and San Antonio Projects.

In 2021, the Company successfully raised and closed $113.4 million in brokered and non brokered private placements, see Financing section.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

Consolidated statements of loss

The following table presents summarized statements of loss for the three months and twelve months ended December 31,

2021 and 2020 (in thousands of dollars):

		Three months ended		Twelve months ended
			December 31,		December 31,
		2021	2020	2021	2020
	(a)	$	$	$	$
Revenue		2,980	-	7,661	-
Operating expenses
Cost of sales	(a)	2,980	-	7,661	-
Other operating costs	(b)	12,919	-	12,919	-
General and administrative	(c)	6,122	4,850	21,655	8,170
Exploration and evaluation		(321)	23	1,197	131
Impairment of assets	(d)	47,795	-	121,594	-

Operating loss		(66,515)	(4,873)	(157,365)	(8,301)

Other income, net of other expense	(e)	3,787	3,476	11,092	7,035

Loss before income taxes		(62,729)	(1,397)	(146,273)	(1,266)

Income tax expense	(f)	6,277	(6,374)	12,971	(6,806)

Net loss		(56,452)	(7,771)	(133,302)	(8,072)

(a) The Company early adopted the amendment to IAS 16, Property, plant and equipment whereby proceeds from the sale of precious metals before the related property, plant and equipment is available for use should be recognized in profit or loss, together with the costs of producing those items. As a result, the net proceeds of $2.9 million in Q4 2021 and $7.7 million for the twelve months ended December 31, 2021, received from selling recovered gold and silver from its Bonanza Ledge II Project has been recognized as revenue in the consolidated statement of loss. The related cost of sales in relation to the gold and silver sold of $2.9 million and $7.7 million was also recognized in the consolidated statement of loss for the three and twelve months ended December 31, 2021 in accordance with IAS 2, Inventories at the net realizable value of inventory sold.

(b) Other operating costs of $12.9 million were recognized in the three and twelve months ended December 31, 2021. These costs relate to the continuing operating activities at the Bonanza Ledge II Project. Refer to Exploration and Evaluation / Mining Development Activities section.

(c) General and administrative expenses increased to $21.7 million in YTD 2021 compared to $8.2 million in YTD 2020. In Q4 2021, these expenses amounted to $6.1 million compared to $4.9 million in Q4 2020. The increase is the result of the increased activities and workforce following the spin-out of Osisko Development to support operational activities at Barkerville and Sapuchi Minera.

(d) Asset impairments were recognized in the amount of $47.7 million in Q4 2021 (Nil - 2020) of which $42 million related to certain exploration and evaluation properties, including the James Bay and Coulon zinc properties in Canada and Guerrero properties in Mexico. The Company has determined that further exploration and evaluation expenditures are no longer planned in the near term on these properties and that the carrying amount of these assets is unlikely to be recovered from a sale of the project at the current time. As a result, these properties were written down to $nil on December 31, 2021.The remaining $5.8 million impairment recognized in Q4 2021 is related to the revaluation of stockpile inventory held at Sapuchi Minera to its net realizable value. The main assumptions that impacted the Sapuchi stockpile valuation were increased capital and processing costs. For the year ended December 31, 2021, the Company recognized a total impairment of $121.6 million.

(e) Other income net of other expenses amounted to $3.7 million in the fourth quarter and $11 million in YTD 2021, compared to $3.4 million and $7 million in 2020 respectively. The increase in both periods is primarily due to the recognition of a premium on the FT and Charity FT share issuances in 2021, partially offset by share of losses from associates.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

(f) The elements that impacted the effective income taxes are the impairments on mining assets, for which no deferred tax liability was recorded due to the initial recognition exemption, to benefit of losses not recognized, to the recognition of previously unrecognized non-capital losses and to non-taxable premium on flow-through shares.

Selected Quarterly Information

Selected financial results for the previous quarters reported, which have been prepared in accordance with IFRS are shown in the table below:

In thousands of dollars,	2021	2021	2021	2021	2020
except per share amounts	Q4	Q3	Q2	Q1	Q4
Net loss	(56,452)	(31,745)	(41,404)	(3,701)	(7,771)
Net loss per share	(0.42)	(0.24)	(0.31)	(0.03)	(0.07)
Net loss diluted per share	(0.42)	(0.24)	(0.31)	(0.03)	(0.07)

Liquidity and Capital Resources

As at December 31, 2021, the Company's working capital was $19.6 million, which included cash of $33.4 million, and, the Company incurred a loss of $133.3 million for the year then ended. With the proposed financings announced in February 2022 (refer to Highlights subsequent to year end), management believes that the Company will have sufficient funds to meet its obligations and planned expenditures for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. In order to execute on its planned activities, the Company will be required to close on the announced financings or to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of project debt finance, offtake or royalty financing and other capital market alternatives. Failure to close on the announced financings within the expected timelines or at all, may impact and/or curtail the planned activities for the Company, which may include, but are not limited to, the suspension of certain development activities and the disposal of certain investments to generate liquidity.

Significant variations in the liquidity and capital resources for the quarter ended December 31, 2021 are explained below under the Cash Flows section. The Company is dependent upon raising funds in order to fund future capital expenditures and development programs. See the Risk and Uncertainties section of this MD&A for more details.

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Three months ended		Twelve months ended
	December 31,			December 31,

	2021	2020	2021	2020
	$	$	$	$
Cash flows
Operations	(14,640)	(8,154)	(21,828)	(10,409)
Working capital items	(7,709)	6,689	(19,586)	4,425
Operating activities	(22,349)	(1,465)	(41,414)	(5,984)
Investing activities	(18,655)	(24,181)	(156,982)	(61,968)
Financing activities	2,431	219,662	34,738	257,615
Decrease (increase) in cash before effects of exchange rate changes on cash	(38,573)	194,016	(163,658)	189,663
Effects of exchange rate on changes on cash	(171)	(242)	(362)	242
(Decrease) increase in cash	(38,744)	193,774	(164,020)	189,421
Cash - beginning of period	72,151	3,653	197,427	8,006
Cash - end of period	33,407	197,427	33,407	197,427

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

Operating Activities

Cash flows used in operating activities in YTD 2021 amounted to $41.4 million compared to $6.0 million in 2020. In Q4 2021 cash flows used in operating activities amounted to $22.3 million compared to $1.4 million in 2020. Refer to the Results of Operations section above.

Investing Activities

Cash flows used in investing activities amounted to $18.7 million in Q4 2021 compared to cash flows used in investing activities of $24.1 million in 2020. In Q4 2021, the Company invested $22 million for investments in mining interests and $18.6 million in property, plant and equipment, mainly on the Cariboo Gold Project, Bonanza Ledge II Project and Sapuchi Projects. The increase in investing activities is attributable to the ramp up of development activities at Barkerville and Sapuchi Minera.

For YTD 2021, the investing activities totalled $157 million compared to $62 million for the twelve months of 2020. The investments were mainly made in mining interests, exploration and evaluation, and property plant and equipment for $138.6 million, $2.1 million and $47.7 million respectively. These amounts are offset by the disposal of $43.1 million in investment holdings.

Financing Activities

Cash flows provided by financing activities amounted to a positive amount of $2.4 million in Q4 2021 compared to cash flows provided by financing activities of $219.7 million in 2020 and a positive amount of $34.7 million in YTD 2021 compared to $257.7million in YTD 2020. There were no significant financing activities in the fourth quarter of 2021. The total financing activities in YTD 2021 include private placement financings of $39.7 million offset by the payment of capital on lease liabilities of $5.7 million and the expenses on the issuance of shares of $3 million.

In the first quarter of 2021, the Company closed a non-brokered private placement for 10,862,195 units for aggregate gross proceeds of $79.8 million of which $73.9 million was received in 2020 and the remaining $5.9 million was received in Q1 2021. In addition, the Company closed in March 2021, a bought deal private placement of FT Share and Charity FT Share for aggregate proceeds of $33.6 million. See Financings section above for further details.

Segmented Disclosure

The Company operates under a single operating segment, being the acquisition, exploration and development of mineral properties.

The assets related to the exploration, evaluation and development of mining projects are located in Canada and in Mexico, and are detailed as follow as at December 31, 2021 (in thousands of dollars):

		December 31, 2021
	Canada	Mexico	Total
	$	$	$
Other assets (non-current)	2,664	12,484	15,148
Mining interest	394,329	81,292	475,621
Property, plant and equipment	61,520	22.192	83,712
Exploration and evaluation assets	3,635	-	3,635
Total non-current assets	462,148	115,968	578,116

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

	Canada	Mexico	Total
	$	$	$
For the year ended December 31, 2021
Revenues	7,661		7,661
		-
Cost of sales	(7,661)		(7,661)
		-
Other operating cots	(12,919)		(12,919)
		-
General and administrative expenses	(18,676)	(2,979)	(21,655)
Exploration and evaluation	(1,073)	(124)	(1,197)
Impairment of assets	(100,435)	(21,159)	(121,594)
Operating Loss	(133,103)	(24,262)	(157,365)

Related party transactions

During the three and twelve months ended December 31, 2021, the Company incurred expenses of $1.5 million and $3.5 million respectively for administrative, legal and technical expenses charged from associates, primarily reflected in the consolidated statement loss.

During the year end December 31, 2021, the Company contributed a donation of $0.5 million to Barkerville Heritage Trust, where an officer of Osisko Development holds a position on the board of directors.

As of December 31, 2021, amounts receivable from associates amounted to $0.1 million and amounts payable to associates totalled $0.3 million.

In November 2020, Sapuchi Minera completed a Gold and Silver Stream agreement with Osisko Bermuda Limited, a subsidiary of Osisko Gold Royalties for US$15.0 million ($19.1 million). An amount of US$10.5 million was paid in November 2020 and the remaining US$4.5 million was paid in February 2021.

Additional information on transactions with related parties can be found under note 32, Related party transactions in the notes to the consolidated financial statements.

Contractual Obligations and Commitments

As of December 31, 2021, the Company had the following minimum contractual obligations and commitments (in thousands of dollars):

	Total[1]	less than 1 year	1- 2 years
Purchase obligations	6,535	6,535	-
Capital commitments	34,348	26,800	7,548
Total	40,883	33,335	7,548

(1) The timing of certain capital payments are estimated based on the forecasted timeline of the projects. The majority of the commitments can be canceled at the discretion of the Company with little or no financial impact.

As of December 31, 2021, the Company's total lease obligations amounted to $9.9 million, of which $8.1M is payable within in 1 year.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

Off-balance Sheet Items

There are no significant off-balance sheet arrangements, other than contractual obligations and commitments mentioned above.

Risks and Uncertainties

The Company's activities, being the acquisition, exploration, and development of mineral properties in Canada and worldwide, is speculative and involves a high degree of risk. Certain factors, including but not limited to the ones below, could materially affect the Company financial condition and/or future operating results, and could cause actual events to differ materially from those described in forward-looking statements made by or related to the Company. Refer to the "Cautionary Note Regarding Forward-Looking Information" for more information. The reader should carefully consider these risks as well as the information disclosed in the Company's consolidated financial statements.

There are important risks which management believes could impact the Company's activities. For information on risks and uncertainties, please also refer to the Risk Factors section of the Filing Statement filed by the Company on November 23rd 2020 that can be found on SEDAR (www.sedar.com) under Osisko Development's issuer profile.

Osisko Development's operations are subject to financing risks and additional financing may result in dilution or partial sale of assets

Osisko Development's operations are subject to financing risks. At the present time, the Company does not have any producing projects and no sources of revenue. The Company's ability to explore for and find potential economic projects, and then to bring them into production, is highly dependent upon its ability to raise equity and debt capital in the financial markets. Any projects that the Company develops will require significant capital expenditures. To obtain such funds, the Company may sell additional securities including, but not limited to, the Company's shares or some form of convertible security, the effect of which could result in a substantial dilution of the equity interests of the Company's Shareholders. Alternatively, the Company may also sell a part of its interest in an asset in order to raise capital. There is no assurance that the Company will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified on acceptable terms or at all. The failure to obtain the necessary financing could have a material adverse effect on the Company's growth strategy, results of operations, financial condition and project scheduling.

Risks related to mining operations

Mining operations are and will be subject to all the hazards and risks normally incidental to exploration, development and production of mineral resources and mineral reserves including unusual or unexpected geological formations and other conditions such as formation pressures, fire, power outages, flooding, explosions, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour, any of which could result in work stoppages, damage to property, and possible environmental damage that even a combination of careful evaluation, experience and knowledge may not eliminate or adequately mitigate. The Company may be subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the financial position of the Company.

Major expenditures are required to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly volatile; and governmental regulations, including those relating to prices, taxes, royalties, land tenure, land use, allowable production, importing and exporting of minerals and environmental protection.

Industry Conditions

The exploration for and development of mineral deposits involve significant risks and while the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. All of the Company's properties are in the development or exploration stage and the Company is presently not exploiting any of its properties and its future success will depend on its capacity to generate revenues from an exploited property.

The discovery of mineral deposits depends on a number of factors, including the professional qualification of its personnel in charge of exploration. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. In the event that the Company wishes to commercially exploit one of its properties, the exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The Company's operations will be subject to all the hazards and risks normally encountered in the exploration and development of mineral deposits. Mining operations generally involve a high degree of risk, including unusual and unexpected geologic formations.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

Regulatory Matters

The Company's activities are subject to governmental laws and regulations. These activities can be affected at various levels by governmental regulation governing prospecting and development, price control, taxes, labour standards and occupational health, expropriation, mine safety and other matters. Exploration and commercialization are subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws impose high standards on the mining industry to monitor the discharge of wastewater and report the results of such monitoring to regulatory authorities, to reduce or eliminate certain effects on or into land, water or air, to progressively rehabilitate mine properties, to manage hazardous wastes and materials and to reduce the risk of worker accidents.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company's activities and delays in the exploration and development of the projects and properties.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or development costs or require abandonment or delays in development of new mining properties.

The Company is subject to currency fluctuations that may adversely affect the financial position of the Company.

The Company is subject to currency risks. The Company's functional currency is the Canadian dollar, which is exposed to fluctuations against other currencies. The Company's activities are located in Canada and Mexico, and as such many of its expenditures and obligations are denominated in U.S. dollars and Mexican pesos. The Company maintains its principal office in Montreal (Canada), maintains cash accounts in Canadian dollars, U.S. dollars and Mexican pesos and has monetary assets and liabilities in Canadian dollars, U.S. dollars and Mexican pesos.

The Company's assets and liquidities are significantly affected by changes in the Canadian/U.S. dollar and Canadian/Mexican peso exchange rates. Most expenses are currently denominated in Canadian dollars and Mexican pesos. Exchange rate movements can therefore have a significant impact on the Company's costs. The appreciation of non-Canadian dollar currencies against the Canadian dollar can increase the costs of the Company's activities.

The Company is subject to taxation in multiple jurisdictions and adverse changes to the taxation laws of such jurisdictions could have a material adverse effect on its profitability

The Company has operations and conducts business in multiple jurisdictions and it is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to change. The Company may also be subject to review, audit and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable or require payment of taxes due from previous years, which could adversely affect the Company's liquidities. Taxes may also adversely affect the Company's ability to repatriate earnings and otherwise deploy its assets.

The Company's exploration and developing properties that are located in jurisdictions that are subject to changes in economic and political conditions and regulations in those countries

The economics of the exploration and development of mining projects are affected by many factors, including the costs of exploration and development, variations of grade of ore discovered, fluctuations in metal prices, foreign exchange rates and the prices of goods and services, applicable laws and regulations, including regulations relating to royalties, allowable production and importing and exporting goods and services. Depending on the price of minerals, the Company may determine that it is neither profitable nor advisable to acquire or develop properties.

The Company's mineral properties are located in Canada and Mexico. Economic and political conditions in these countries could adversely affect the business activities of the Company. These conditions are beyond the Company's control, and there can be no assurances that any mitigating actions by the Company will be effective.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

Changing laws and regulations relating to the mining industry or shifts in political conditions may increase the costs related to the Company's activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government regulations with respect to restrictions on exploration and development activities, price controls, export controls, income taxes, royalties, expropriation of property, environmental legislation (including specifically legislation enacted to address climate change) and mine safety. The effect of these factors cannot be accurately predicted. Economic instability could result from current global economic conditions and could contribute to currency volatility and potential increases to income tax rates, both of which could significantly impact the Company's profitability.

The Company's activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.

Risk factors specific to certain jurisdictions are described throughout, including specifically "Security in Mexico". The occurrence of the various factors and uncertainties related to economic and political risks of operating in the Company's jurisdictions cannot be accurately predicted and could have a material adverse effect on the Company.

Security in Mexico

In recent years, criminal activity and violence have increased and continue to increase in parts of Mexico. The mining sector has not been immune to the impact of criminal activity and violence, including in the form of kidnapping for ransom and extortion by organized crime, direct armed robberies of mining operations and the theft and robbery of supply convoys, including specifically for diesel. The Company takes measures to protect employees, property and production facilities from these and other security risks. There can be no assurance, however, that security incidents, in the future, will not have a material adverse effect on our operations.

Some of the Company's mineral assets are located outside of Canada and are held indirectly through foreign affiliates.

It may be difficult if not impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the Company's assets that are located outside of Canada.

Permits, Licences and Approvals

The operations of the Company require licences and permits from various governmental authorities. The Company believes it holds or is in the process of obtaining all necessary licences and permits to carry on the activities, which it is currently conducting under applicable laws and regulations. Such licences and permits are subject to changes in regulations and in various operating circumstances. There can be no guarantee that the Company will be able to obtain all necessary licences and permits that may be required to maintain its mining activities, construct mines or milling facilities and commence operations of any of its exploration properties. In addition, if the Company proceeds to production on any exploration property, it must obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to obtain such permits and licences or that it will be able to comply with any such conditions.

Any mergers, acquisitions or joint ventures would be accompanied by risks

The Company may evaluate from time to time opportunities to merge, acquire and joint venture assets and businesses or conduct any other type of transaction. Global landscape has changed and there are risks associated to such transactions due to liabilities and evaluations with the aggressive timelines of closing transactions from increased competition. There is also a risk that the review and examination process might be inadequate and cause material negative outcomes. These transactions may be significant in size, may change the scale of the Company's business and may expose it to new geographic, political, operating, financial and geological risks. Any transactions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel; the potential disruption of the Company's ongoing business; the inability of management to maximize the financial and strategic position of the Company; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; dilution of the Company's present shareholders or of its interests in its assets or the decision to grant interests to a joint venture partner; and the potential unknown liabilities. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such transactions or joint ventures. There may be no right for shareholders to evaluate the merits or risks of any future transaction or joint venture undertaken except as required by applicable laws and regulations.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

Proposed Tintic Transaction

The information about the timeline to complete the Transaction, ability to satisfy or waive on satisfactory terms any conditions to the completion of the Transaction (including but not limited to, TSX-V acceptance of the Transaction), the timeline to reach a definitive agreement with respect to the Stream (if at all), the ability to obtain the financing under the Stream and satisfy or waive on satisfactory terms any conditions to the completion of the Stream financing, the general prospects of Tintic, the utility of the existing infrastructure at Tintic, the utility of historic data, expected investor returns, target gold, the focus of Tintic on achieving gold production, the prospects of shallow mining at Tintic, the ability of exploration (including drilling) to accurately predict mineralization, base metal discoveries, ability to obtain additional financing for project development on satisfactory terms, the investment opportunities presented by Tintic, Tintic achieving production (including near-term timing, if at all), the opportunities presented by the Trixie Mine, its ore deposit and its ability to be mined (including any potential value, if any), Tintic having a pipeline of projects, both historic and new, Tintic's ability to realize upon additional projects (if any), grade estimates, the speculative geology of inferred mineral resources, the ability, if any, to achieve the project economics described herein, the ability, if any, of selective mining methods to capture additional mineable resources and to optimize gold and silver recoveries, the mining and processing strategy; potential mineralization; the ability to realize upon any mineralization in a manner that is economic; the ability to complete any proposed exploration activities and the results of such activities, ‐ and any other information herein that is not a historical fact may be "forward-looking statements". These forward looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks‐ and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward looking statements.

Indigenous title claims, rights to consultation/accommodation, and the Company's relationship with local communities may affect the Company's existing exploration and development projects.

Governments in many jurisdictions must consult with indigenous peoples and First Nations with respect to grants of mineral rights or surface rights and the issuance or amendment of project authorizations. Consultation and other rights of indigenous peoples and first nations may require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect the Company's ability to acquire, within a reasonable time frame, effective mineral titles or surface rights in these jurisdictions, including in some parts of Canada, in which indigenous or local communities' titles are claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen indigenous title claims also could affect exploration and development projects. These legal requirements may also affect the Company's ability to transfer existing projects or to develop new projects.

The Company's relationship with the communities in which it conducts activities are critical to ensure the future success of its existing activities and the exploration and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company's reputation or financial condition and may impact its relationship with the communities in which it conducts activities. While the Company is committed to working in a socially responsible manner, there is no guarantee that the Company's efforts in this regard will mitigate this potential risk.

The inability of the Company to maintain positive relationships with local communities may result in additional obstacles to permitting, increased legal challenges, or other disruptive operational issues at any of the Company's projects, and could have a significant adverse impact on the Company's share price and financial condition.

Competition

The Company activities are directed towards the exploration, evaluation and development of mineral deposits. There is no certainty that the expenditures to be made by the Company will result in discoveries of commercial quantities of mineral deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts, and the Company may not be able to successfully raise funds required for any such capital investment.

The Company may be impacted by Anti-Bribery laws.

The Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act and anti-bribery laws in other jurisdictions where we do business, prohibit companies and their intermediaries from making improper payments for the purposes of obtaining or retaining business or other commercial advantage. The Company's policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurances that the Company's internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company's affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company's business, financial position and results of operations.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

Osisko Development may experience difficulty attracting and retaining qualified management to grow its business, which could have a material adverse effect on the Company's business and financial condition.

The Company is dependent on certain members of Management, particularly its Chief Executive Officer. The loss of their services could adversely affect the Company.

The Company is dependent on the services of key executives and other highly skilled personnel focused on advancing its corporate objectives as well as the identification of new opportunities for growth and funding. The loss of these persons or its inability to attract and retain additional highly skilled employees required for its activities may have a material adverse effect on the Company's business and financial condition. Further, while certain of the Company's officers and directors have experience in the exploration, development and operation of mineral properties, the Company remains highly dependent upon contractors and third parties in the performance of their exploration and development activities. There can be no guarantee that such contractors and third parties will be available to carry out such activities on behalf of the Company or be available upon commercially acceptable terms.

Conflicts of Interest

Certain directors and officers of the Company also serve as directors and officers of other companies involved in natural resource exploration and development; consequently, there is a possibility that such directors and officers will be in a position of conflict of interest. Any decision made by such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors and officers will declare, and refrain from voting on, any matter in which such directors and officers may have a material conflict of interest.

Uninsured Hazards

The Company could be held responsible for certain events including environmental pollution, cave-ins or other hazards against which a corporation such as the Company cannot insure or against which it may elect not to insure, taking into consideration the importance of the premiums or other reasons. The payment of amounts relating to liability of the aforementioned hazards could cause the loss of the Company's assets.

Mineral resource and mineral reserve estimates have inherent uncertainty

Mineral resource and mineral reserve figures are only estimates. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. While the Company believes that the mineral resource and mineral reserve estimates, as applicable, in respect of properties in which the Company holds a direct interest reflect best estimates, the estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource and mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from estimates. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in prices of gold or other minerals, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence such estimates. In addition, mineral resources are not mineral reserves and there is no assurance that any mineral resource estimate will ultimately be reclassified as proven or probable mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Economics of developing mineral properties

Mineral exploration and development is speculative and involves a high degree of risk. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines. There is no assurance that any exploration properties will be commercially mineable.

Should any mineral resources exist, substantial expenditures will be required to confirm mineral reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision as to whether a property contains a commercially viable mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (a) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (b) availability and costs of financing; (c) ongoing costs of production; (d) metal prices; (e) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (f) political climate and/or governmental regulation and control. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

Factors beyond the control of Osisko Development

The potential profitability of mineral properties is dependent upon many factors beyond the Company's control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore (assuming that such mineral deposits are known to exist) may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Company cannot predict and are beyond the Company's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Company and they may also negatively impact the project schedule.

Osisko Development may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot economically insure

Mining is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Such risk and hazards might impact the Company's business. Consequently, many of the foregoing risks and hazards could result in damage to, or destruction of, the Company's mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive required regulatory approvals, or costs, monetary losses and potential legal liability and adverse governmental action. Osisko Development may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot insure or against which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to the Company.

Environmental risks and hazards

Osisko Development is subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on the properties which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures estimated by management may differ from the actual expenditures required.

Fluctuation in market value of Osisko Development Common Shares

The market price of Osisko Development Common Shares is affected by many variables not directly related to the corporate performance of the Company, including the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the Osisko Development Shares in the future cannot be predicted and may cause decreases in asset values, which may result in impairment losses.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

Disclosure Controls and Procedures

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's accounting policies.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Basis of Presentation of the consolidated Financial Statements

These accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The accounting policies, methods of computation and presentation applied in these consolidated financial statements are detailed in the financial statements notes.

The comparative financial information presented prior to November 25, 2020 represent the carve-out financial information of the mining assets of Osisko Gold Royalties and reflect the activities, assets and liabilities of the Osisko contributed assets on a "carved-out" basis, rather than representing the legal form applicable at the time.

Amendments to IAS 1 Presentation of Financial Statements

The IASB has made amendments to IAS 1 Presentation of Financial Statements which uses a consistent definition of materiality throughout IFRS and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information. In particular, the amendments clarify that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. Materiality depends on the nature or magnitude of information, or both. An entity assesses whether information, either individually or in combination with other information, is material in the context of its financial statements taken as a whole. The Company adopted IAS 1 on January 1, 2020, which did not have a significant impact on the consolidated financial statements disclosures.

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgements in applying the Company's accounting policies are detailed in the consolidated financial statements for the year ended December 31, 2021 and 2020.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the consolidated financial statements for the year ended December 31, 2021 and 2020.

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Ms. Maggie Layman who is "Qualified Persons" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Share Capital Structure

As of the date of this MD&A, the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding:

Securities	Common shares on exercise
Common shares	133,238,455
Stock options	2,093,600
RSU's	1,036,180
DSU's	239,350
Warrants	14,789,373
Fully diluted share capital	151,396,958

Cautionary Note Regarding Forward-Looking Statements

This MD&A may contain forward-looking statements and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, "forward-looking information"), including, but not limited to, statements relating to the future financial or operating performance of the Company, the Company's mineral projects, the future price of metals, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production (if any), capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, use of proceeds from financings, requirements for additional capital, government regulation of mining operations and mineral exploration activities, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage, development of the projects, timing (if at all) to complete a pre- feasibility study on the projects. Often, but not always, forward-looking information can be identified by the use of words and phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking information reflects the Company's beliefs and assumptions based on information available at the time such statements were made. Actual results or events may differ from those predicted in forward-looking information. All of the Company's forward-looking information is qualified by (i) the assumptions that are stated or inherent in such forward- looking information, including the assumptions listed below, and (ii) the risks described in the section entitled "Risks and Uncertainties" in this MD&A, the financial statements of the Corporation, and the sections entitled "Risk Factors" and "Risk Factors" in the Filing statement of the Company, dated November 23, 2020, which are available electronically on SEDAR (www.sedar.com) under Osisko Development's issuer profiles.

Although the Company believes that the assumptions underlying the forward-looking information contained in this MD&A are reasonable, this list is not exhaustive of the factors that may affect any forward-looking information. The key assumptions that have been made in connection with forward-looking information include the following: the significance of drill results and ongoing exploration activities; timing to obtain assay results from labs; ability of exploration activities (including drill results) to accurately predict mineralization; the predictability of geological modelling; the accuracy of the Company's records of its property interests; the global economic climate; metal prices; environmental risks; community and non- governmental actions; that permits required for the Company's operations will be obtained on a timely basis in order to permit the Company to proceed on schedule with its planned drilling programs; that skilled personnel and contractors will be available as the Company operations continue to grow; that the price of gold will exceed levels that will render the project of the Company economical; the relevance of the assumptions and that the Company will be able to continue raising the necessary capital to finance its operations.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2021

Forward-looking information involves known and unknown risks, future events, conditions, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking information. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; errors in geological modelling; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations of grade or recovery rates; failure of plant and equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein is given as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.